UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WMIH Corp.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92936P100

(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Lee Meyerson, Esq.
Elizabeth A. Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

February 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Wand Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
71,465,629

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
71,465,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tagar Olson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 92936P100

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher Harrington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,465,629

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,465,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,465,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2 supplements and amends the Schedule 13D filed on January 7, 2015 by certain of the Reporting Persons (as defined below), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 2018 (as so amended, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of WMIH Corp., a Delaware corporation (the “Issuer”), and represents an initial filing of Schedule 13D by each of KKR Wand Holdings Corporation, Tagar Olson and Christopher Harrington.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) KKR Wand Holdings Corporation, a Cayman Islands exempted company (“KKR Wand Holdings”);
(ii) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(iii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(iv) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(v) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(vi) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(vii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(viii) Henry R. Kravis, a United States citizen;
(ix) George R. Roberts, a United States citizen;
(x) Tagar Olson, a United States citizen; and
(xi) Christopher Harrington, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

The sole directors and holders of voting stock of KKR Wand Holdings are Tagar Olson and Christopher Harrington.  Messrs. Olson and Harrington are executives of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. KKR Fund Holdings, an affiliate of KKR, owns 100% of the economic interest in KKR Wand Holdings and may be deemed to have shared beneficial ownership over the securities held by KKR Wand Holdings.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

Each of Scott C. Nuttall, Joseph Y. Bae, William J. Janetschek and David J. Sorkin is a director of KKR Fund Holdings GP and KKR Group.

Each of Messrs. Nuttall, Bae, Janetschek and Sorkin is a United States citizen.

(b)
The address of the principal business office of KKR Wand Holdings, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Olson, Harrington, Nuttall, Bae, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.  KKR Wand Holdings was formed for the purpose of holding the securities of the Issuer reported herein.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Olson, Harrington, Nuttall, Bae, Janetschek and Sorkin is as an executive of KKR and/or one or more of its affiliates.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On February 12, 2018, KKR Fund Holdings held 1,000,000 shares of Series A Preferred Stock and warrants to purchase 61,400,000 shares of Common Stock, and KKR Wand Investors L.P., an affiliate of KKR Fund Holdings, held 200,000 shares of Series B Preferred Stock.  On February 12, 2018, KKR Fund Holdings contributed the shares of Series A Preferred Stock and warrants it held to KKR Wand Holdings, and KKR Wand Investors L.P. contributed the shares of Series B Preferred Stock it held to KKR Wand Investors Corporation. Tagar Olson and Christopher Harrington are the sole directors and holders of voting stock of each of KKR Wand Holdings and KKR Wand Investors Corporation.  KKR Fund Holdings owns 100% of the economic interests in KKR Wand Holdings, and KKR Wand Investors L.P. owns 100% of the economic interests in KKR Wand Investors Corporation.

Item 4	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3 and 6 of this Statement are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(d) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The Reporting Persons beneficially own an aggregate of 71,465,629 shares of Common Stock, which represent, in the aggregate, approximately, 25.7% of the outstanding shares of Common Stock.  The 71,465,629 shares of Common Stock consist of 1,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) held directly by KKR Wand Holdings convertible into 10,065,629 shares of Common Stock, and warrants exercisable for 61,400,000 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 206,714,132 shares of Common Stock outstanding as of February 8, 2018, as provided by the Issuer, and assumes that all 71,465,629 shares underlying such Series A Preferred Stock and warrants have been converted or exercised, as applicable, and are outstanding.

Each of Mr. Olson and Mr. Harrington (as the sole directors and holders of voting stock of KKR Wand Holdings) may be deemed to be the beneficial owner of the securities owned directly by KKR Wand Holdings.  Messrs. Olson and Harrington are executives at KKR and/or one of its affiliates.  KKR Fund Holdings, an affiliate of KKR, owns 100% of the economic interests in KKR Wand Holdings and may be deemed to beneficially own the securities beneficially owned by KKR Wand Holdings.  Each of KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Wand Holdings, and each disclaims beneficial ownership of the securities.

To the knowledge of the Reporting Persons, none of Messrs. Nuttall, Bae, Janetschek and Sorkin beneficially owns any shares of Common Stock.

(c)  Except as set forth in this Statement, none of the Reporting Persons and, to the knowledge of each Reporting Person each other person described in Item 2 hereof, has effected any transactions in shares of Common Stock since the filing of Amendment No. 1 on January 9, 2018.

(d)  Except as otherwise described in this Schedule 13D, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Item 3 is incorporated herein by reference.

On February 12, 2018, the Issuer, Nationstar Mortgage Holdings Inc., a Delaware corporation (“Nationstar”), and Wand Merger Corporation, a Delaware corporation, and wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, Nationstar would merge (the “Merger”) with and into Merger Sub with Nationstar being the surviving entity in the Merger and a wholly-owned subsidiary of the Issuer.

Warrant Exchange Agreement

On February 12, 2018, in connection with the Merger Agreement, KKR Wand Holdings and the Issuer entered into a Warrant Exchange Agreement (“Warrant Exchange Agreement”), pursuant to which, conditioned and effective upon the effectiveness of the Merger, KKR Wand Holdings has agreed to exchange the 61,400,000 warrants of the Issuer it holds for 21,197,619 shares of Common Stock.

The foregoing description of the Warrant Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Warrant Exchange Agreement, which is included as Exhibit R to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

On February 12, 2018, concurrently with the execution of the Merger Agreement, KKR Wand Holdings and KKR Wand Investors Corporation entered into a Voting and Support Agreement with Nationstar (the “Voting Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, KKR Wand Holdings has agreed to vote its shares of Series A Preferred Stock and KKR Wand Investors Corporation has agreed to vote its shares of Series B Preferred Stock, in each case, in favor of the proposed issuance of shares of Common Stock to be issued in the Merger and the transactions contemplated thereby, and against any alternative proposal. KKR Wand Holdings holds 1,000,000 shares of Series A Preferred Stock and KKR Wand Investors Corporation holds 200,000 shares of Series B Preferred Stock. Collectively, the shares of Series A Preferred Stock held by KKR Wand Holdings and the shares of Series B Preferred Stock held by KKR Wand Investors Corporation represent approximately 23.9% of the shares entitled to vote as of February 13, 2018. In addition, pursuant to the Voting Agreement, KKR Wand Holdings and KKR Wand Investors Corporation have also agreed, among other things, not to transfer any of their shares of Series A Preferred Stock and Series B Preferred Stock during the term of the Voting Agreement (except for certain limited purposes described in the Voting Agreement). The Voting Agreement terminates upon the earliest to occur of (i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the time the Voting Agreement is terminated upon the mutual written agreement of Nationstar and KKR Wand Holdings and KKR Wand Investors Corporation and (iv) the time of any material modification, waiver or amendment to any provision of the Merger Agreement that increases the amount, changes the form or otherwise changes in a manner adverse to KKR Wand Holdings and KKR Wand Investors Corporation the form or amount of consideration payable to the stockholders of Nationstar pursuant to the Merger Agreement as in effect on the date of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is included as Exhibit S to this Schedule 13D and is incorporated herein by reference.

Amendment to Letter Agreement

On February 12, 2018, the Issuer, KKR Fund Holdings and KKR Wand Investors L.P. amended the Letter Agreement dated as of December 8, 2017 (the “Amendment to Letter Agreement”), by and among the Issuer, KKR Wand Investors L.P. and KKR Fund Holdings to, among other things, apply such Letter Agreement to KKR Wand Investors Corporation and KKR Wand Holdings instead of KKR Wand Investors L.P. and KKR Fund Holdings.

Fee Arrangements

The Merger described herein would qualify as a “Qualified Acquisition” relating to the Series B Preferred Stock pursuant to the terms of the Charter, and therefore, upon the closing of the Merger, would result in KKR Capital Markets LLC (“KCM”), an affiliate of KKR, receiving an $8.25 million fee, as originally contemplated by the December 2014 Purchase Agreement, under which it originally acted as a joint book-running manager and an initial purchaser of the Series B Preferred Stock.  Additionally, in connection with the Merger, KCM has entered into (i) a letter agreement with the Issuer, pursuant to which KCM has agreed to act as a non-exclusive financial advisor to the Issuer with respect to the Merger, and, upon the closing of the Merger, would receive a transaction fee equal to $25 million and (ii) a fee letter with the Issuer, pursuant to which KCM has agreed to act as a placement agent with respect to a bridge financing facility of up to $2.75 billion to be entered into by the Issuer in connection with the Merger, and will provide capital markets advice and other assistance as agreed to with the Issuer, and will be paid a fee equal to 0.25% of the aggregate amount of the commitments in respect of such bridge financing facility (other than in respect of any of such amounts committed by certain affiliates of KCM), payable upon the initial funding under the bridge financing facility. Based on the current size of the committed facility, the fees payable to KCM are expected to be approximately $6.875 million.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit R	Warrant Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on February 14, 2018).

Exhibit S	Voting Agreement (incorporated by reference to Exhibit 10.1 to Nationstar's Form 8-K filed with the SEC on February 13, 2018).

Exhibit T	Joint Filing Agreement dated February 14, 2018

Exhibit U	Powers of Attorney for Tagar Olson and Christopher Harrington

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

KKR WAND HOLDINGS CORPORATION

By: /s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Christopher Harrington, Director

B	KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

/s/ Terence Gallagher
By:	Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

TAGAR OLSON

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

CHRISTOPHER HARRINGTON

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit R	Warrant Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on February 14, 2018).

Exhibit S	Voting Agreement (incorporated by reference to Exhibit 10.1 to Nationstar's Form 8-K filed with the SEC on February 13, 2018).

Exhibit T	Joint Filing Agreement dated February 14, 2018

Exhibit U	Powers of Attorney for Tagar Olson and Christopher Harrington